UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number 0-24649

REPUBLIC BANCORP 401(K)/PROFIT
SHARING PLAN AND TRUST

(Full title of the plan)

REPUBLIC BANCORP, INC.

(Name of issuer of the securities held pursuant to the plan)

601 West Market Street

Louisville, Kentucky 40202

(Address of principal executive office)

REPUBLIC BANCORP 401(k)/PROFIT SHARING

PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2006 and 2005

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Republic Bancorp 401(k)/Profit Sharing Plan and Trust

Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Louisville, Kentucky
June 29, 2007

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
ASSETS
Investments, at fair value:
Principal money market	$1,268,969	$469,780
Republic Bancorp, Inc. Common Stock (Class A & B)	3,287,640	2,372,713
Mutual funds	13,455,310	12,617,723
Participant Self-Directed Brokerage Accounts:
Principal money market	788,560	986,678
Republic Bancorp, Inc. Common Stock (Class A & B)	2,133,353	2,105,779
Other stocks	1,609,925	1,533,832
Mutual funds	2,347,478	1,648,238
Total Investments, at fair value	24,891,235	21,734,743
Accrued income receivable	—	56,185

NET ASSETS AVAILABLE FOR BENEFITS	$24,891,235	$21,790,928

See accompanying notes to Financial Statements.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$2,309,695	$(308,460)
Interest and dividends	562,150	666,102
	2,871,845	357,642

Contributions:
Employer match	606,562	579,209
Employer bonus match	—	300,172
Participants	2,093,182	2,006,166
Rollover	324,665	198,571
	3,024,409	3,084,118

Total additions	5,896,254	3,441,760

Deductions from net assets attributed to:
Benefits paid to participants	2,751,986	1,904,481
Return of excess contributions	—	34,864
Administrative expenses	43,961	6,091
	2,795,947	1,945,436

Net increase	3,100,307	1,496,324

Net assets available for benefits:
Beginning of year	21,790,928	20,294,604

End of year	$24,891,235	$21,790,928

See accompanying notes to Financial Statements.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) is provided for general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is Republic Bancorp, Inc. (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service and are age 21 or older. The employer match begins after six months of completed service and the Company discretionary match, if applicable, will be awarded to eligible participants who are actively employed at the last day of the plan year and have completed 1,000 hours of service during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Participants in the Plan may contribute up to the maximum legal limit. If a participant elects to make a contribution to the Plan, the Employer may make a matching contribution of 50% of the first 5% of the participant’s annual contributions. In addition, the Employer may award a discretionary bonus match for meeting certain corporate financial performance goals. The bonus match for the year ended December 31, 2006 and 2005 was $0 and $300,172, respectively.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of plan earnings and forfeitures of terminated participants’ nonvested accounts. Income is allocated on a basis proportional to account balances, and forfeitures are allocated on a basis proportional to Employer matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 0% vested until two years of service is completed, and vesting increases 20% each year thereon. Upon completion of six years, participants are 100% vested.

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their vested interest in the account, or periodic installments over a period not exceeding the life expectancy of the participant or joint lives of the participant and spouse. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump sum without the participant’s consent.

Investment Options:  All investment accounts are participant directed. Participants may change their investment options up to 20 times per calendar year and may direct employee contributions in 1% increments into certain mutual funds offered as investment options by the Plan, or shares of the Company’s common stock. Participants also have the option to self direct into investments other than those provided by the Plan, subject to market availability. Such investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan, including qualified employer securities. Participant Self-Directed Brokerage Accounts are charged a transaction fee for any direct investments a participant makes, other than the investment options provided by the Plan. Employer match contributions are allocated ratably based on each participant’s contribution to their investment options.

Republic Bancorp, Inc. Common Stock:  The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share.  Class B Common Stock may be converted, at the option of the holder, to Class A Common Stock on a share for share basis. The Class A Common Stock is not convertible into any other class of Republic’s capital stock. Class A and Class B shares participate equally in undistributed earnings.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value. Quoted market prices are used to value Company Stock and mutual funds. Money market funds are reported at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

Reclassifications:  Some items in the prior year financial statements may have been reclassified to conform with the current year presentation.

Risks and Uncertainties:  The Plan provides for various investment options in mutual funds, Company Stock and other securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

NOTE 3 — INVESTMENTS

Kentucky Trust Company was the custodian of the Plan as of December 31, 2005. Effective July 1, 2006, Nationwide Investment Company became the Plan custodian. Kentucky Trust Company acted as plan custodian from January 1, 2006 through June 30, 2006 at which time the custodian was changed to Nationwide Investment Company. Nationwide Investment Company was the plan custodian from July 1, 2006 through December 31, 2006.  The custodian of the Plan held investment assets and executed transactions therein.

Investments, at fair value, that represent 5% or more of the Plan’s net assets in either year are presented below:

	December 31,
Investments at fair value	2006	2005
Principal money market	$2,057,529	$1,456,458
Republic Bancorp, Inc. Common Stock (Class A & B)(1)	5,420,993	4,478,492

Mutual Funds:
Dodge & Cox Balanced	—	1,145,081
Federated Capital Preservation Fund	—	1,669,210
Oakmark Equity & Income Fund	—	1,189,000
Vanguard Wellington Fund	—	1,122,847
Gdmnscs Short Dur Govt A	2,746,190	—
Growth Fund of America	2,031,239	—
CRM MdCp Valu Fd Invst Shr	1,947,061	—
John Hancock Classic Val A	1,896,092	—
PIMCO Real Return Fd Instl	1,681,926	—
Gartmore Small Cap Index IC	1,652,360	—

(1)             Party-in-interest

During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Net Change in Fair Value

	December 31,
	2006	2005
Mutual Funds	$680,234	$(48,719)
Republic Bancorp, Inc. Common Stock (Class A and B)	942,500	(833,441)
Common stock and mutual funds in participant self-directed brokerage accounts	686,961	573,700
	$2,309,695	$(308,460)

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  Certain Plan investments represent shares of mutual funds managed by Nationwide Trust Company, FSB. Nationwide Trust Company, FSB is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Professional fees of approximately $44,000 and $6,000 were paid for the administration of the Plan by the Plan for the years ended December 31, 2006 and 2005. The Company incurred additional expenses for the years ended December 31, 2006 and 2005 in connection with administration of the Plan.

The Plan held 226,865 and 230,173 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2006 and 2005 and recognized dividend income of $23,222 and $23,231 during 2006 and 2005 from its investments in the Employer common stock (Note 3).

NOTE 5 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 — TERMINATED PARTICIPANTS

Included in net assets available for benefits are unpaid amounts requested by individuals who have withdrawn from the Plan. Amounts allocated to these participants were $0 and $389,642 at December 31, 2006 and 2005.

NOTE 7 — INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-digit Plan Number: 002

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-Digit Plan Number:  002

(a)	(b)	(c)	(d)	(e)
Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

Principal money market	Cash Equivalent	$—	$2,057,529
		—	2,057,529

Mutual Funds:
American Century Capital Port Inc.		$—	$4,738
Bridgeway Fund Aggressive Investments		—	6,927
Buffalo Science & Technology Fund		—	6,565
Buffalo Small Cap Fund		—	71,216
Calamos Invt Tr New Growth		—	50,918
CGM Focus Fund		—	23,344
Clipper Fund		—	338,731
CRM Mdcp Valu Fd Invst Shr		—	1,947,061
Dodge & Cox Balanced Fund		—	180,279
Dodge & Cox Fds International Stock Fund		—	9,254
Dodge & Cox Income Fund		—	21,560
Dodge & Cox Stock Fund		—	15,473
Eaton Vance Mutual Fund		—	1,192
Fairhlme Fds Inc		—	2,697
Federated Total Return Sers Mort Fd Instl		—	3,480
Fidelity Secs FD Leveraged Co		—	13,403
Fidelity Select Technology		—	51,929
Fidelity Spartan Total Market Index Fund		—	6,507
Franklin Mut Discov Fd A		—	821,578
Gartmore Intl Index Fnd Ic		—	214,133
Gartmore Midcap Mkt Indx Ic		—	62,706
Gartmore S&P 500 Index Ic		—	258,277
Gartmore Small Cap Fd Cl A		—	1,652,360
Gartmore Small Cap Indx Ic		—	143,749

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-Digit Plan Number:  002

(a)	(b)	(c)	(d)	(e)
Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

Gdmnscs Short Dur Govt A	—	2,746,190
Growth Fund of America R5	—	2,031,239
ING Corporate Leaders Funds	—	13,836
ING Marsico International Opportunity	—	12,820
ING Pimco Total Return Portfolio A	—	18,819
Ishares Select Dividend Index Fund	—	7,922
John Hancock Classic Val A	—	1,896,092
Julius Baer International Equity Fund	—	7,408
Metro West Fds Tot Ret Bd Cl1	—	6,115
Mutual Discovery Fund Cl Z	—	6,097
Northeast Investors Trust	—	15,982
Oakmark Equity & Income	—	221,737
Pimco Real Return Fd Instl	—	1,681,926
Royce Fund Premier Investment	—	54,049
Royce Fund Total Return	—	58,113
T Rowe Price Cap Appreciate	—	4,063
T Rowe Price Growth Stock Fund	—	79,202
T Rowe Price Mid Cap Value	—	368,703
Thornburg Value Fund	—	421,750
Tweedy Browne Global Value Fund	—	13,788
Vanguard Fixed Income Fund	—	9,228
Vanguard/Wellington Fund	—	190,082
Vanguard Fund Inc Strat Equity	—	6,197
Vanguard Funds 500 Index Fund	—	13,059
Vanguard/Primecap Fund	—	10,294

	$—	$15,802,788

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-Digit Plan Number:  002

(a)	(b)	(c)	(d)	(e)
Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

Republic Bancorp, Inc.
Class A		$5,293,887
Class B		127,106
		$5,420,993
Common Stock:
Advanced Viral Research Corp	$—	$40
Afc Enterprises Inc	—	2,209
Agere Systems Inc	—	19
Alcatel Lucent Sponsored Adr	—	854
Alcoa Inc	—	9,003
Allegheny Energy Inc	—	18,364
Altria Group Inc	—	51,492
Amazon.Com Inc	—	4,735
Ameren Corp	—	16,119
American Capital Strategies	—	4,626
American Railcar Id	—	20,424
Anheuser Busch Cos Inc	—	8,364
Applied Digital Solutions	—	1,658
Associated Banc Corp	—	4,186
AT&T Inc	—	10,261
Avaya Inc	—	70
Axis Technologies Group	—	7,080
Bank of America Corp	—	14,415
Barclays Plc Adr	—	11,628
BB&T Corp	—	18,494
Bear Stearns Co	—	16,278
Berkshire Hathaway Inc Del Cl B	—	14,664
Best Buy Co	—	14,363
Borland Software Corp	—	2,720
Boston Scientific Corp	—	11,528
Bristol Myers Sqibb	—	3,948
Brown Forman Corp Cl A	—	6,743
Caslla Waste Systems INC A	—	1,247
Cemex S.A.B. DE C.V.	—	6,776
Cerdyne Inc	—	16,950

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-Digit Plan Number:  002

(a)	(b)	(c)	(d)	(e)
Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

Chesapeake Energy Corp	—	1,975
Chevron Corp	—	14,706
Churchill Downs Inc	—	2,137
Ciena Corp New	—	388
Cisco Systems Inc	—	27,276
Citigroup Inc	—	28,295
Clear Channel Communications	—	2,985
Coca Cola Co	—	18,770
Coinstar Inc	—	6,206
Columbia Acorn Tr Cl Z	—	2,016
Conocophillips Corp	—	14,390
Crescent Real Estate Equities	—	4,938
Darden Restaurants Inc	—	1,004
Deere + Co	—	7,131
Dell Inc	—	1,129
Devon Energy Corp	—	13,416
Diamonds Trust Series I	—	871
Diebold Inc	—	3,728
Dime Bancorp,	—	7
Dime Community Bancshares	—	1,401
Dow Chemical	—	7,980
Duke Energy Holdings Corp	—	45,233
E M C Corp Mass	—	396
E*Trade Financial	—	2,758
Ebay Inc	—	10,525
ENER1 Inc	—	156
Epix Pharmaceuticals Inc	—	4,595
Eternal Images Inc.	—	80
Exxon Mobil Corp	—	7,663
Fifth Third Bancorp	—	9,455
First Horizon National Corp	—	31,335
Ford Motor Co	—	3,815
Fossil Inc	—	3,793
Franklin Mining Inc	—	11,186
Freightcar America Inc	—	19,685
General Electric Co	—	149,399
General Motors Corp	—	10,752
Hcc Insurance Holdings	—	2,407

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-Digit Plan Number:  002

(a)	(b)	(c)	(d)	(e)
Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

Heinz H J Co	—	36,008
Hewlett Packard Co	—	3,872
Home Depot Inc	—	14,458
Honda Motor Ltd Adr New	—	15,816
IBAC Corp.		55
Idearc Inc	—	57
I-Flow Corp	—	3,738
Imclone Sys Inc Com	—	5,352
Ing Groep N V Sponsored Adr	—	2,209
Intel Corp	—	28,148
Intermune Inc	—	1,538
Javelin Pharmacueticals Inc	—	1,342
Jds Uniphase Corp	—	417
Johnson + Johnson	—	45,950
Jp Morgan Chase & Co	—	12,317
Kellogg Co	—	5,006
Krispy Kreme Doughnuts	—	1,199
Kroger Co	—	992
Kwb Inc	—	5,290
Limited Brands Inc	—	3,183
Live Nation Inc	—	224
McData Corp Cl A	—	6
McDonalds Corp	—	21,279
Medco Health Solutions Inc	—	267
Medtronic Inc	—	10,702
Merk & Co Inc	—	14,258
Microsoft Corp	—	45,178
Millennium Pharmaceuticals	—	6,540
Nasdaq-100 Shares Index Shares	—	8,589
National City Corp	—	14,624
New York Community Bancorp	—	15,295
Nokia Corp	—	3,454
Oil States Intl Inc	—	6,446
Oracle Corp	—	4,594
Paccar Inc	—	9,735

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-Digit Plan Number:  002

(a)	(b)	(c)	(d)	(e)
Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

Pfizer Inc	—	16,032
Pnc Financial Corp	—	4,294
Proctor Gamble Co	—	34,192
Progress Energy Inc	—	3,681
Proshares Trust	—	91,440
Qlogic Corp	—	17,536
Rait Financial Trust	—	18,274
Regions Financial Corp	—	11,220
Reynolds American Inc	—	26,188
Rowan Cos Inc	—	996
Royal Dutch Shell Plc Cl A	—	14,158
Royce Value Tr Inc	—	2,310
Rpm International Inc	—	5,014
Silver Wheaton Corp	—	40,767
Sirius Satellite Radio Inc	—	1,271
Sky Financial Group Inc	—	8,562
Sonoran Energy Inc	—	27
Southern Co	—	18,430
Southwest Airlines Co	—	3,830
Spdr Tr Unit Ser 1	—	1,275
Spilnx Technology Inc	—	1
St Joe Cp	—	9,107
St Paul Travelers Cos Inc	—	1,449
Susquehanna Bancshares Inc	—	8,064
Telecommunicacoes DE S.P.	—	2,563
Time Warner Inc	—	436
Topps Inc	—	312
Trans World Airlines Inc	—	1
Trinity Biotech Plc	—	2,143
Txu Corp	—	27,105
United Parcel Service Cl B	—	11,247
United Tech Corp	—	12,504
Us Bancorp New	—	10,857
Valero Energy New	—	10,232
Ventas Inc	—	4,232

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-Digit Plan Number:  002

(a)	(b)	(c)	(d)	(e)
Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

Verizon Communications	—	1,862
Vitesse Semiconductor Corp	—	865
Wachovia Corp	—	11,390
Wal-mart Stores	—	13,854
Walt Disney	—	3,427
Washington Mutual	—	2,229
Waste Management Inc	—	7,354
Wells Fargo Co	—	8,890
Wilshire Bancorp Inc	—	1,897
Windstream Corp	—	9,954
Xerox Corp Com	—	848
XM Satellite Radio	—	4,697
Xybernaut Corp	—	1,530

	$—	$1,609,925
	$—	$24,891,235

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

FORM 11-K

December 31, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP 401(K)/
PROFIT SHARING PLAN AND TRUST
(Name of Plan)

Date: June 29, 2007	/s/ Kevin Sipes
Kevin Sipes Executive Vice President & Chief Financial Officer Republic Bancorp, Inc.

EXHIBIT INDEX

23.1	Consent of Independent Auditors